Exhibit 3.21
Amended Article IV, Section 1
of the
By-Laws of Hayes Lemmerz International – Howell, Inc.
ARTICLE IV, Section 1. Number and Term of Directors. The number of directors shall not be less than one with the exact number to be established from time to time by resolutions adopted by a majority of the directors then in office. Except as provided in Section 2 of this Article, directors shall be elected at each annual meeting of stockholders and each director so elected shall hold office until the next annual meeting of stockholders and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation or removal. Directors need not be stockholders. As of the date hereof, the Board of Directors shall consist of one member, Patrick C. Cauley, until changed as provided herein.

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